

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

January 3, 2017

<u>Via E-mail</u>
Bruce Chalmers
Chief Financial Officer
Milacron Holdings Corp.
10200 Alliance Road, Suite 200
Cincinnati, OH 45242

> **Re:** **Milacron Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-215314**

Dear Mr. Chalmers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Craig E. Marcus, Esq.
        Ropes & Gray LLP